UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2011

Commission File Number: 0-29946

Qiao Xing Universal Resources, Inc.

(Translation of registrant’s name into English)

Qiao Xing Science Industrial Park

Tang Quan

Huizhou City, Guangdong, People’s Republic of China 516023

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

1.	Other Information

On December 22, 2011, the board of directors of Qiao Xing Universal Resources, Inc. (“XING” or the “Company”) adopted the 2011 Equity Incentive Plan (the “Plan”). The Plan provides for the grant of incentive stock options, nonstatutory stock options, restricted stock, stock appreciation rights, restricted stock units, performance units, performance shares, and other stock based awards as determined by the Company’s board of directors from time to time. Ten million (10,000,000) ordinary shares of the Company (“Shares”) are reserved for issuance under the Plan. Commencing on January 1, 2012, the number of Shares issuable under the Plan is also subject to an annual increase which equals the lessor of (i) 2% of the outstanding Shares on the first day of the fiscal year; (ii) 2,000,000 Shares; or (iii) such lesser amount of Shares as determined by the Company’s board of directors. The purposes of the Plan are to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to the Company’s employees, directors and consultants, and to promote the success of the Company’s business.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 22, 2011	Qiao Xing Universal Resources, Inc.

	By:	/s/ Zhiyang Wu
Name: Zhiyang Wu
Title: Chairman

3